UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number    0-3279

KIMBALL INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

1600 Royal Street
Jasper, Indiana 47549-1001
(812) 482-1600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock (par value $0.05 per share)
(Title of each class of securities covered by this Form)

Class B Common Stock (par value $0.05 per share)
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:	236
Pursuant to the requirements of the Securities Exchange Act of 1934 Kimball International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2015	By:	/s/ JULIA E. HEITZ-CASSIDY
Julia E. Heitz-Cassidy
Vice President,
General Counsel and Secretary